September 18, 2013

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: David R. Humphrey, Accounting Branch Chief

Re:  Confederate Motors, Inc.
Form 10-K for the year ended December 31, 2012
Filed April 16, 2013
File No. 000-52500

Ladies and Gentlemen:

Confederate Motors, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated September 5, 2013 (the “Comment Letter”), regarding the Commission's review of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.  The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response.  As discussed with Amy Geddes, the Company respectfully requests an additional extension until October 3, 2013 to respond to the Comment Letter.  The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than October 3, 2013.  Should you have any questions regarding the request made herein, please do not hesitate to contact me at (877) 324-9888.  Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Jay Etheridge
Jay Etheridge
Controller

cc:	H. Matthew Chambers, Chief Executive Officer
Ronald N. Vance, Ronald N. Vance & Associates